================================================================================


                                    FORM 11-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                ----------------

(Mark One)

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
      OF 1934

                      For the year ended December 31, 2003


                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from ____________ to ______________


                        Commission file number 001-13958


A. Full title of Plan and the address of the Plan, if different from that of the issuer named below:



                    THE HARTFORD INVESTMENT AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:



                   THE HARTFORD FINANCIAL SERVICES GROUP, INC.
                HARTFORD PLAZA, HARTFORD, CONNECTICUT 06115-1900

                    THE HARTFORD INVESTMENT AND SAVINGS PLAN

                                TABLE OF CONTENTS

                           DECEMBER 31, 2003 AND 2002

                                                                                                                    Page No(s).
                                                                                                                    -----------
Report of Independent Registered Public Accounting Firm                                                                F-1

Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002                                       F-2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2003                         F-3

Notes to Financial Statements                                                                                          F-4 - F-8

Supplemental Schedule:

     Form 5500 Schedule H, Part IV, Line 4i - Schedule of Investment Assets Held at December 31, 2003                  F-9 - F-11

Signature                                                                                                              F-12

EXHIBITS

                  Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm                              F-13

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of
The Hartford Investment and Savings Plan
Hartford, Connecticut

We have audited the accompanying statements of net assets available for benefits of The Hartford Investment and Savings Plan (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States) and in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the 2003 basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Hartford, Connecticut
June 15, 2004

                                                                 EIN# 06-0383750
                                                                       PLAN# 100

                    THE HARTFORD INVESTMENT AND SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 2003 AND 2002
                                ($ IN THOUSANDS)

                                                                             2003           2002
                                                                             ----           ----
ASSETS
     Investments, at fair value:
         The Hartford Financial Services Group,
             Inc. common stock (12,407,353 and 12,614,388
             shares at December 31, 2003 and 2002, respectively)          $  732,406     $  573,072
         Index Fund                                                          215,466        161,818
         Mutual funds                                                        481,815        315,052
         Pooled temporary investments                                         25,706         31,847
         Group annuity contracts, at contract value                          485,877        450,019
         Loans receivable                                                     34,545         34,984
                                                                          ----------     ----------
               Total Investments                                           1,975,815      1,566,792
     Dividends and interest receivable                                         5,609          3,442
                                                                          ----------     ----------
                TOTAL ASSETS                                               1,981,424      1,570,234
LIABILITIES
     Unsettled security purchases - net                                           --          1,924
     Other liabilities                                                           456            688
                                                                          ----------     ----------
                TOTAL LIABILITIES                                                456          2,612
                                                                          ----------     ----------
NET ASSETS AVAILABLE FOR BENEFITS                                         $1,980,968     $1,567,622
                                                                          ==========     ==========


See Notes to Financial Statements.

                                                                 EIN# 06-0383750
                                                                       PLAN# 100

                    THE HARTFORD INVESTMENT AND SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2003
                                ($ IN THOUSANDS)

                                                                  2003
                                                                  ----
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
     Investment income:
         Net realized gains and change in unrealized gains     $  320,100
         Dividends and interest                                    44,769
                                                               ----------
              Total investment gains                              364,869
     Interest on participant loans                                  2,339
     Employee contributions                                        86,476
     Employer contributions, net of forfeitures                    35,033
     Rollover contributions                                         8,149
     Other, net                                                     2,109
                                                               ----------
              TOTAL ADDITIONS                                     498,975

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

     Benefits paid to members                                      81,471
     Administrative expenses                                        4,158
                                                               ----------
              TOTAL DEDUCTIONS                                     85,629
                                                               ----------
NET INCREASE                                                      413,346
                                                               ----------
Net assets available for benefits
     Beginning of Year                                          1,567,622
                                                               ----------
     END OF YEAR                                               $1,980,968
                                                               ==========


See Notes to Financial Statements.

                    THE HARTFORD INVESTMENT AND SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2003 AND 2002

                                ($ IN THOUSANDS)

NOTE 1. DESCRIPTION OF THE PLAN

The following description of The Hartford Investment and Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

The Hartford Financial Services Group, Inc., a Delaware corporation, and its consolidated subsidiaries (collectively, "The Hartford" or the "Company") provide investment products and life and property and casualty insurance to both individual and commercial customers in the United States and internationally. The Plan Sponsor, Hartford Fire Insurance Company, is a wholly owned subsidiary of The Hartford.

Information with regard to eligibility, contributions, distributions, vesting, trustees, withdrawals, loans, fund redistribution and definitions of all capitalized terms are contained in the Plan's information document, which has been distributed to the participants.

Plan Changes

There have been several amendments to the Plan document during 2003. See Note 9 for a general description of the changes.

General

The Plan is a defined contribution plan covering substantially all full-time and part-time employees of the Company who have attained age 19. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Trust, as defined in the Plan document, is the aggregate funds held by the Trustee, State Street Bank and Trust Company (Deutsche Bank Trust Company prior to January 1, 2003), under the trust agreement established for the purposes of this Plan.

Contributions

Plan members may generally elect to save 2% to 30% of base salary. Members may designate their savings as before-tax, after-tax or a combination of both. Members who are highly compensated employees may have contribution limits of less than 30% due to the operation of certain tests required under the Internal Revenue Code of 1986, as amended (the "Code").

Basic Before-Tax Savings are contributions which are not in excess of the first 6% of base salary. For employees who have completed at least six months of service, an amount equal to 50% of a member's Basic Before-Tax Savings is matched by the Company. Members' savings in excess of 6% of base salary are supplemental savings that are not matched by Company contributions. In addition, the Company allocates 0.5% of base salary ("Floor Company contributions") to the Floor Company Contribution Account of each eligible employee who has completed at least six months of service.

Administrative Costs

The Trust pays certain administrative expenses of the Plan up to 0.25% of the market value of Trust assets. Expenses not paid by the Trust are borne by the Company.

Member Accounts

Each member's account is credited with that member's contributions and allocations of (a) the Company's contribution and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on member earnings or account balances, as defined in the Plan document. The benefit to which a member is entitled is the benefit that can be provided from that member's vested account.

                                ($ IN THOUSANDS)

Vesting

Floor contributions are 100% vested when allocated to a member's account. Vesting in Company matching contributions begins one year after employment at 20% and increases 20% each consecutive year until the fifth consecutive year of employment when 100% is vested. Notwithstanding the foregoing statement, a member becomes fully vested in such member's Company contribution account upon retirement (for certain members), disability, death, or upon reaching age 65, or the complete discontinuance of Company contributions or upon termination of the Plan.

Investment Options

Contributions of member savings and Company contributions are invested in any of the 16 funds in multiples of 1%, as elected by the member ("member directed investments").

All investment options are party-in-interest with The Hartford or certain of its subsidiaries. See Note 8 for further discussion.

Participant Loans

Members may borrow from their fund accounts a minimum of $1 to a maximum equal to the lesser of $50 or 50% of their vested account balances. Loan transactions are treated as transfers between the investment funds and the loan fund. Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence. The loan is secured by the balance in the member's account and bears interest at the prime rate in the 3-month period the loan originates (as published in the Wall Street Journal) plus 1% and is fixed for the term of the loan.

Payment of Benefits

On termination of service due to death, disability, retirement, or other reasons, members or their designated beneficiaries may elect to receive either a lump sum amount equal to the value of the vested interest in their respective accounts; annual installments over a period not greater than thirty years (subject to certain conditions); annual installments over the recipient's life expectancy; or stock distributions. Members or their designated beneficiaries may also elect to defer distributions subject to certain conditions.

Forfeitures

At December 31, 2003 and 2002, forfeited non-vested accounts totaled $1,046 and $682, respectively. These forfeitures are applied to reduce future employer contributions. During the year ended December 31, 2003, employer contributions were reduced by $983 from forfeitures.

NOTE 2.  ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deletions during the reporting period. Actual results could differ from those estimates.

                                ($ IN THOUSANDS)

Investment Valuation and Income Recognition

The Plan utilizes various investment instruments, including mutual funds, company stock and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities may occur in the near term.

The Plan's investments are stated at fair value except for its investment in group annuity contracts, which is valued at contract value (see Note 4). The fair value of the common stock of The Hartford Financial Services Group, Inc. Stock Fund is based on quoted market prices. Mutual funds and pooled temporary investment funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Contributions

Employee and employer matching contributions are recorded in the period during which the Company makes payroll deductions from participants' compensation.

NOTE 3. INVESTMENTS

The following investments represented 5% or more of the fair value of the Plan's net assets at the end of the Plan year:

                                                                                  DECEMBER 31,
                                                                             ---------------------
                                                                               2003         2002
                                                                               ----         ----
The Hartford Financial Services Group, Inc. common stock (12,407,353 and
  12,614,388 shares at December 31, 2003 and 2002, respectively)             $732,406     $573,072
Index Fund                                                                    215,466      161,818
Mutual Funds: Capital Appreciation HLS Fund                                   100,069            *
Group Annuity Contracts:
     JPMorgan Chase Bank #AITTH01                                             121,246      114,615
     Transamerica Life Insurance & Annuity Company #TDA76592TR                 90,891       86,732
     UBS AG Group Annuity Contract #3024                                      105,052       99,599

* Investment did not represent 5% or more of the fair value of the Plan's net assets at the end of this Plan year.

For the year ended December 31, 2003 the Plan's net realized gains and the change in unrealized gains are comprised of the following:

The Hartford Financial Services Group, Inc. common stock     $180,707
Index Fund                                                     47,357
Mutual funds                                                   92,036
                                                             --------
Net realized gains and change in unrealized gains            $320,100
                                                             ========

                                ($ IN THOUSANDS)

NOTE 4.  INVESTMENTS IN GROUP ANNUITY CONTRACTS

The Plan has entered into numerous traditional and synthetic group annuity contracts primarily with insurance carriers. These contracts, which are included in the Stable Value Fund, are fully benefit-responsive and are included in the financial statements at contract value. Fully benefit-responsive contracts provide for a stated return on principal invested over a specified period and permit withdrawals at contract value for benefit payments, loans, or transfers. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. As of December 31, 2003 and 2002, the estimated contract value of the group annuity contracts, approximating the fair market value, was $485,877 and $450,019, respectively. There are no reserves against contract value for credit risk of contract issuer. The average yield and weighted average crediting interest rate on these contracts were 5.17% for the year ended December 31, 2003. Crediting interest rates are generally reset quarterly for synthetic contracts and are reset based on formulas which may use market value, book value, duration and yield. A synthetic group annuity contract is an investment contract that simulates the performance of a traditional group annuity contract through the use of financial instruments. The key difference between a synthetic group annuity contract and a traditional group annuity contract is that the Plan owns the assets underlying the synthetic group annuity contract and traditional group annuity contracts have fixed crediting interest rates.

NOTE 5.  FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated February 25, 1998, and again on March 23, 2004, that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Company and the Plan Administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 6.  PLAN TERMINATION

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to suspend, reduce, or partially or completely discontinue its contributions at any time and to terminate the Plan, the Trust agreement and the Trust hereunder, subject to the provisions of ERISA. In the event of termination or partial termination of the Plan or complete discontinuance of contributions, the interests of affected members shall automatically become fully-vested.

NOTE 7.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Amounts allocated to withdrawing members are recorded on Form 5500 for benefit claims that have been processed and approved for payment, but not paid, prior to the end of the Plan year. However, these amounts are not recorded in the Plan's financial statements until they have been paid. As of December 31, 2003 and 2002, the following is a reconciliation of net assets available for plan benefits according to the accompanying financial statements to Form 5500:

                                                                                2003             2002
                                                                                ----             ----
Net assets available for benefits per accompanying financial statements     $ 1,980,968      $ 1,567,622
Amounts allocated to withdrawing members                                            (54)            (352)
                                                                            -----------      -----------
Net assets available for plan benefits per Form 5500                        $ 1,980,914      $ 1,567,270
                                                                            ===========      ===========

The following is a reconciliation of benefits paid to members according to the accompanying financial statements to the amounts reflected in the Form 5500 for the year ended December 31, 2003:

                                                                     2003
                                                                     ----
Benefits paid to members per accompanying financial statements     $ 81,471
Amounts allocated to withdrawing members at beginning of year          (352)
Amounts allocated to withdrawing members at end of year                  54
                                                                   --------
Benefits paid to members per Form 5500                             $ 81,173
                                                                   ========

                                ($ IN THOUSANDS)

NOTE 8.  PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are in funds managed by State Street Bank Trust Company, the Trustee, and certain subsidiaries of The Hartford. Fees paid by the Plan for Trustee, custodial and investment management services provided by the Trustee amounted to $874 for the year ended December 31, 2003. Fees paid by the Plan to certain subsidiaries of the Company for investment management services and the issuance of group annuity contracts amounted to $60 for the year ended December 31, 2003. In addition, certain Plan investments are shares of mutual funds that are sponsored by The Hartford and shares of The Hartford's common stock. At December 31, 2003 and 2002, the Plan held 12,407,353 shares and 12,614,388 shares of common stock of The Hartford with a cost basis of $475,888 and $479,646, respectively. During the year ended December 31, 2003, the Plan recorded dividend income from The Hartford's common stock and mutual funds of $19,576.

NOTE 9.  PLAN AMENDMENTS

Effective January 1, 2003 the following changes were made to the Plan:

      - The annual before-tax savings limit in the Plan increased from $11 to $12 for 2003 and the amount of before-tax money that may be contributed was increased by $1 each year until the limit reaches $15 in 2006. This limit will increase for inflation in $0.5 increments after 2006. The total annual contribution limit for combined before- and after- tax savings remained at $40.

      - Deutsche Bank was replaced by State Street Bank and Trust Company as Trustee of the Plan Trust.

      - The plan year changed from a fiscal year ending December 30 to a calendar year ending December 31.

      - The dollar threshold for determining highly compensated employees has increased from $85 to $90. This determination is based on a member's prior year earnings.

      - If a member dies after requesting benefit payments in the form of periodic installments but before all installment payments are paid, the beneficiary (either spouse or non-spouse) has the option to receive the remaining benefit in a lump sum or installments.

      - Terminated members have the option to continue to make loan repayments.

On July 10, 2003, participant balances in the amount of $223 from the 401(k) Plan of Access Coveragecorp Inc. (a wholly owned subsidiary of The Hartford) were merged into the Plan.


NOTE 10. SUBSEQUENT EVENTS

Effective January 1, 2004, the following changes were made to the Plan:

      - The Floor Company Contribution increased from 0.5% to 1.5% for non-highly compensated Plan members. Floor Company Contributions made after January 1, 2004 are not available for in-service withdrawals prior to age 59-1/2.

      - The default investment option for Floor Company Contributions made after January 1, 2004 is The Hartford Money Market HLS Fund, for Plan members who have not made an employer investment election.

      -     The minimum loan amount decreased from $1.0 to $0.5.

      - Certain employees of Planco Financial Services, Inc., a wholly owned subsidiary of The Hartford, became eligible to participate in the Plan. These Plan members are not eligible to receive Matching Company contributions or Floor Company contributions.

                                                                 EIN# 06-0383750
                                                                       PLAN# 100

         THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
 FORM 5500, SCHEDULE H, PART IV, LINE 4I - SCHEDULE OF INVESTMENT ASSETS HELD AT
                                DECEMBER 31, 2003
                                ($ IN THOUSANDS)


                                        (C)  DESCRIPTION OF INVESTMENT INCLUDING
                                                 MATURITY DATE, RATE OF                                               (E) CURRENT
(A)    (B) IDENTITY OF PARTY             INTEREST, COLLATERAL, PAR OR MATURITY VALUE                    (D) COST           VALUE
---    ---------------------             -------------------------------------------                    --------           -----
       The Hartford Financial Services Group, Inc. Stock Fund

*      The Hartford Financial       The Hartford Financial Services Group, Inc. common stock
          Services Group, Inc.      (12,407,353 shares)                                              $     ***      $     732,406
*      State Street Bank and Trust  State Street Cash Fund- STIF                                           ***              2,443
                                                                                                                       -----------
                                             SUBTOTAL STOCK FUND                                                          734,849
                                                                                                                       -----------
       Index Fund
*      Hartford Life Insurance
          Company                   Index Fund, Fund # NCD5                                                ***            215,466
                                                                                                                       -----------
                                             SUBTOTAL INDEX FUND                                                          215,466
                                                                                                                       -----------

*        Stable Value Fund (group   Stable Value Fund, Fund #NCD6, including the following
         annuity contracts)         group annuity contracts:

*      The Hartford Financial       Business Mens Assurance Group Annuity Contract #1412, 7.64%,
           Services Group, Inc.     11/30/2004                                                             ***             11,579
*      The Hartford Financial       Canada Life Assurance Company Group Annuity Contract #P46092,
           Services Group, Inc.     5.77%, 4/10/2006                                                       ***              7,807
*      The Hartford Financial       General Electric Capital Assurance Company Group Annuity
           Services Group, Inc.     Contract #GS3614, 5.92%, 6/01/2006                                     ***              5,738
*      The Hartford Financial       Monumental Life Insurance Company Group Annuity Contract
           Services Group, Inc.     #MDA00380TR, 4.13%, 1/31/2014                                          ***             49,212
*      The Hartford Financial
           Services Group, Inc.      JPMorgan Chase Bank Group Annuity Contract #AITTH01, 5.26% **         ***            121,246
*      The Hartford Financial        Principal Life Insurance Company Group Annuity Contract
           Services Group, Inc.     #4-36623, 5.78%, 01/21/2004                                            ***              5,941
*      The Hartford Financial       Caisse des Depots et Consignations Group Annuity Contract #WR
           Services Group, Inc.     1879-01, 3.40%, 01/31/2014                                             ***              7,126
*      The Hartford Financial       Security Benefit Life Insurance Company Group Annuity Contract
           Services Group, Inc.     #G-0105, 6.46%, 1/25/2006                                              ***              7,805
*      The Hartford Financial       Monumental Life Insurance Company Group Annuity Contract
           Services Group, Inc.     #ADA00212TR, 5.37% **                                                  ***             73,480
*      The Hartford Financial       Transamerica Life Insurance & Annuity Company Group Annuity
           Services Group, Inc.     Contract #TDA76592TR, 4.91%, 1/31/2014                                 ***             90,891
*      The Hartford Financial
           Services Group, Inc.     UBS AG Group Annuity Contract #3024, 5.13% **                          ***            105,052
                                                                                                                       -----------
                                             SUBTOTAL GROUP ANNUITY CONTRACTS                                             485,877
                                                                                                                       -----------



* Indicates party-in-interest.

** These synthetic portfolios have no final maturity. Final maturity is based on the underlying assets in the bond portfolios.

*** Cost information is not required for member directed investments, and therefore is not included.

                                   (C)  DESCRIPTION OF INVESTMENT INCLUDING
                                        MATURITY DATE, RATE OF INTEREST,                            (E) CURRENT
(A)   (B) IDENTITY OF PARTY             COLLATERAL, PAR OR MATURITY VALUE             (D) COST           VALUE
---   ---------------------             ---------------------------------             --------           -----
*     State Street Bank and        Hartford STIF                                    $       ***   $       14,874
      Trust

                                                                                                  --------------
                                            SUBTOTAL STABLE VALUE FUND                                   500,751
                                                                                                  --------------

      MUTUAL FUNDS:


      Stock HLS Fund


*     The Hartford Financial       Hartford Series Fund Inc. Stock HLS Fund,
         Services Group, Inc.      Class IA shares, Fund # NCD2                             ***            6,716

      Advisers HLS Fund


*     The Hartford Financial       Hartford Series Fund, Inc. Advisers HLS Fund,
         Services Group, Inc.        Class IA shares, Fund # NCC5                           ***           61,198


      Bond HLS Fund


*     The Hartford Financial       Hartford Series Fund, Inc. Bond HLS Fund,                ***           39,599
         Services Group, Inc.       Class IA shares, Fund #NCC3


      Money Market HLS Fund


*     The Hartford Financial       Hartford Series Fund, Inc. Money Market HLS              ***           33,138
         Services Group, Inc.       Fund, Class IA shares, Fund #NCD1


      Dividend and Growth
         HLS Fund


*     The Hartford Financial       Hartford Series Fund, Inc. Dividend and Growth           ***           41,479
         Services Group, Inc.       HLS Fund, Class IA shares, Fund #NCD4


      International Opportunities HLS Fund


*     The Hartford Financial       Hartford Series Fund, Inc. International                 ***           20,027
       Services Group, Inc.         Opportunities HLS Fund, Class IA shares, Fund
                                    #NCC6


      Capital Appreciation HLS Fund


*     The Hartford Financial       Hartford Series Fund, Inc. Capital                       ***          100,069
      Services Group, Inc.          Appreciation HLS Fund, Class IA shares, Fund
                                    #NCD3

      Small Company HLS Fund


*     The Hartford Financial       Hartford Series Fund, Inc. Small Company HLS             ***           49,174
         Services Group, Inc.       Fund Class IA shares, Fund #NCC1


      MidCap HLS Fund


*     The Hartford Financial       Hartford Series Fund, Inc. MidCap HLS Fund,
         Services Group, Inc.       Class IA shares, Fund #NCC2                             ***           80,295



------------------------
*     Indicates party-in-interest.

** These synthetic portfolios have no final maturity. Final maturity is based on the underlying assets in the bond portfolios.


*** Cost information is not required for member directed investments, and therefore is not included.

                                                                 EIN# 06-0383750

                                                                       PLAN# 100

                                   (C)  DESCRIPTION OF INVESTMENT INCLUDING
                                        MATURITY DATE, RATE OF INTEREST,                                  (E) CURRENT
(A)   (B) IDENTITY OF PARTY             COLLATERAL, PAR OR MATURITY VALUE           (D)  COST                 VALUE
---   ---------------------             ---------------------------------           ---------                 -----

      High Yield HLS Fund

*     The Hartford Financial        Hartford Series Fund, Inc. High Yield HLS
         Services Group, Inc.       Fund, Class IA shares, Fund #NCC4              $         ***       $        11,944

      Global Leaders HLS Fund

*     The Hartford Financial        Hartford Series Fund, Inc. Global Leaders HLS
         Services Group, Inc.       Fund, Class IA shares, Fund #NCC7                        ***                14,375

      Global Health HLS Fund

*     The Hartford Financial       Hartford Series Fund, Inc. Global Health HLS
         Services Group, Inc.      Fund, Class IA shares, Fund #NCC9                         ***                 9,826
      Global Technology HLS
         Fund

*     The Hartford Financial        Hartford Series Fund, Inc. Global Technology
         Services Group, Inc.       HLS Fund, Class IA shares, Fund #NCC8                    ***                13,975
                                                                                                          -------------
                                            SUBTOTAL MUTUAL FUNDS                                              481,815
                                                                                                          -------------
      Cash Fund - STIF

*     State Street Bank and

         Trust                     State Street STIF                                         ***                 1,873
                                                                                                          -------------
                                            SUBTOTAL CASH FUND                                                   1,873
                                                                                                          -------------

      Clearing Account

*     State Street Bank and

        Trust                      Clearing Account, Fund # NCD8                             ***                 6,516
                                                                                                          -------------
                                            SUBTOTAL CLEARING ACCOUNT                                            6,516
                                                                                                          -------------

      Loan Fund

*     Plan Participants            Loans Receivable from Participants, maturing
                                   at various dates bearing interest at rates
                                   from 5.00% - 11.50%                                       N/A                34,545
                                                                                                          -------------
                                            SUBTOTAL LOAN FUND                                                  34,545
                                                                                                          -------------

                                                                                                          -------------
                                            TOTAL                                                      $     1,975,815
                                                                                                          -------------







---------------------------------
*     Indicates party-in-interest.

** These synthetic portfolios have no final maturity. Final maturity is based on the underlying assets in the bond portfolios.

*** Cost information is not required for member directed investments, and therefore is not included.

                                    SIGNATURE

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON BEHALF OF THE EMPLOYMENT BENEFIT PLAN BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                        THE HARTFORD INVESTMENT AND SAVINGS PLAN
                                                          (NAME OF PLAN)

                                        BY: /S/ N. KAREN MACKE
                                        ----------------------------------------
                                        (N. KAREN MACKE, PLAN ADMINISTRATOR)
                                        JUNE 22, 2004